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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                           -------------------------


                               ATRION CORPORATION
                                (Name of Issuer)

                               ATRION CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    049904105
                      (Cusip Number of Class of Securities)

                                 EMILE A. BATTAT
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATRION CORPORATION
                              ONE ALLENTOWN PARKWAY
                             ALLEN, TEXAS 75002-4211
                                 (972) 390-9800

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies To:
                            B. G. MINISMAN, JR., ESQ.
                      BERKOWITZ, LEFKOVITS, ISOM & KUSHNER
                              1600 SOUTHTRUST TOWER
                            BIRMINGHAM, ALABAMA 35203
                                 (205) 328-0480

                                 March 22, 1999
                   (Date Tender Offer First Published, Sent or
                           Given to Security Holders)

                           CALCULATION OF FILING FEE*

         Transaction Valuation:  $4,000,000        Amount of Filing Fee:  $800

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 400,000 shares of Common Stock at the maximum tender offer price per share of $10.00.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    [  N/A ]     Filing Party: [ N/A ]
Form or Registration No.:  [  N/A ]     Date Filed:   [ N/A ]


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ITEM 1.      SECURITY AND ISSUER.

         (a) The issuer of the securities to which this Schedule 13E-4 relates is Atrion Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is One Allentown Parkway, Allen, Texas 75002.

         (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 400,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock, par value $.10 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, as amended, between the Company and American Stock Transfer & Trust Company as Rights Agent, are hereinafter referred to as the "Shares"), at prices not greater than $10.00 nor less than $8.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, to this Schedule 13E-4. As of March 19, 1999, the Company had issued and outstanding 2,825,953 Shares. The information set forth in "Introduction," "Section 1. Number of Shares; Proration" and "Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Introduction" and the "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

ITEM 2.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in "Section 8. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(j) The information set forth in "Introduction," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 8. Source and Amount of Funds," "Section 9. Certain Information Concerning the Company," "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" and "Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.


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ITEM 4.      INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "Introduction," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 8. Source and Amount of Funds" and "Section 10. Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.      PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "Introduction" and "Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.      FINANCIAL INFORMATION.

         (a)-(b) The information set forth in "Section 9. Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference and the information set forth on pages 18 through 35 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed as Exhibit (g)(1) hereto, is incorporated herein by reference.

ITEM 8.      ADDITIONAL INFORMATION.

         (a) Not applicable.

         (b) The information set forth in "Section 12. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Section 11. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         (d) Not Applicable.

         (e) The information set forth in the Offer to Purchase and Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1) and (a)(2), respectively, is incorporated herein by reference.


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ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Form of Offer to Purchase dated March 22, 1999.
   (2)   Form of Letter of Transmittal (including Certification of Taxpayer
         Identification Number on Substitute Form W-9).
   (3)   Form of Notice of Guaranteed Delivery.
   (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (5)   Form of Letter to Clients for Use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
   (6)   Form of Press Release issued by the Company dated March 17, 1999.
   (7) Form of Letter to Stockholders of the Company dated March 22, 1999, from Emile A. Battat, Chairman, President and Chief Executive Officer.
   (8)   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
(b)(1)   Credit Agreement dated as of January 20, 1995 by AlaTenn Credit Corp.
         and Compass Bank, as amended.
(c)      Not applicable.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.
(g)(1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended December 31, 1997 and December 31, 1998
         (incorporated by reference to pages 18 through 35 of the Company's
         Annual Report on Form 10-K for the fiscal year ended December 31,
         1998).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


                                    ATRION CORPORATION


                                    By: /s/ EMILE A. BATTAT
                                       ----------------------------------------
                                    Name:   Emile A. Battat
                                    Title:  Chairman, President and
                                            Chief Executive Officer

Dated: March 22, 1999


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                                  EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)   Form of Offer to Purchase dated March 22, 1999.
   (2)   Form of Letter of Transmittal (including Certification of Taxpayer
         Identification Number on Substitute Form W-9).
   (3)   Form of Notice of Guaranteed Delivery.
   (4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees.
   (5)   Form of Letter to Clients for Use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
   (6)   Form of Press Release issued by the Company dated March 17, 1999.
   (7)   Form of Letter to Stockholders of the Company dated March 22, 1999, from Emile A. Battat, Chairman, President and Chief Executive Officer.
   (8)   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
(b)(1)   Credit Agreement dated as of January 20, 1995 by AlaTenn Credit Corp.
         and Compass Bank, as amended.
(c)      Not applicable.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.
(g)(1)   Audited Consolidated Financial Statements of the Company as of and for
         the fiscal years ended December 31, 1997 and December 31, 1998
         (incorporated by reference to pages 18 through 35 of the Company's
         Annual Report on Form 10-K for the fiscal year ended December 31,
         1998).

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